Exhibit 99.1

Inspira Technologies Secures Fully Paid $390,000

Purchase Order and Recurring Revenue Stream from Premier APAC University

RA’ANANA, Israel, April 28, 2026 – Inspira Technologies Oxy B.H.N. Ltd. (Nasdaq: IINN, IIINNW) (“Inspira” or the “Company”), today announced that it has received a $390,000 payment for an additive manufacturing electronics (“AME”) system purchase order, which also establishes an ongoing recurring revenue stream, from a premier technological research university in the Asia-Pacific region, widely recognized for its leading advancements in quantum computing and quantum information networks.

The academic institution operates in dedicated quantum research facilities, with known focus areas including the development of high-fidelity quantum gates, silicon carbide based qubit research, and advanced quantum key distribution protocols. Operating and scaling hardware for such extreme environments requires highly complex, custom-designed electronic architecture.

Inspira’s AME system provides the university with an agile, in-house fabrication solution to rapidly develop and iterate multi-layer, high-performance electronics. This advanced manufacturing capability is critical for engineering specialized components, such as sophisticated interconnects and control circuitry, that are essential for managing qubit states and scaling quantum computing systems.

The agreement was executed after the payment was received prior to shipment. This structure reflects the demand for advanced AME solutions at the forefront of applied physics, while demonstrating a highly favorable, de-risked revenue model for Inspira. Beyond the system purchase price, the platform is designed to generate recurring revenue from consumables, including proprietary materials and wear parts, together with fixed annual service fees.

The Company is scheduled to deliver and deploy the AME system in the coming weeks, accompanied by advanced application training tailored for the university’s research teams.

About Inspira Technologies

Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) is a technology company focused on solving the most critical physical and hardware bottlenecks in quantum computing connectivity. Inspira develops unique quantum connectivity solutions designed for high-density, thermally optimized operation in dilution cryostats, a prerequisite for scaling quantum systems beyond current physical limitations. Additionally, the Company continues to advance its medical technology portfolio, including its respiratory support and blood monitoring platforms under a dedicated business unit. For more information, please visit: www.q-trex.com and www.inspira-technologies.com.

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the benefits, advantages and capabilities of its AME system, its belief that that the payment structure reflects the demand for advanced AME solutions at the forefront of applied physics, while demonstrating a highly favorable, de-risked revenue model for the Company, and the expected delivery and deployment of the AME system and the timing thereof. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact
Inspira Technologies
Email: info@inspirao2.com
Phone: +972-9-9664485

Investor Relations Contact
Arx Investor Relations
North American Equities Desk
inspira@arxhq.com